03 JUN 12 AM 7:21


Morgan

The Morgan Crucible Company plc

6th June 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com


03022714

Office of International Corporate
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Enclosure

6/19

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Circ re. Conversion Rights
Released	10:34 6 Jun 2003
Number	0116M

Notice to holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares regarding conversion rights and redemption of shares.

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

END

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THIS DOCUMENT IS IMPORTANT AND NEEDS YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take with regard to this document, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other professional independent adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each in The Morgan Crucible Company plc you should send this document to the stockbroker or other agent through whom you made the sale or transfer for transmission to the purchaser or transferee.


Morgan

THE MORGAN CRUCIBLE COMPANY PLC

(Registered in England No. 286773)

Registered Office:
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

5th June 2003

To holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each ('Convertible Preference shares').

Dear Shareholder

NOTICE OF RIGHT OF CONVERSION AND NOTICE OF REDEMPTION OF CONVERTIBLE PREFERENCE SHARES

This year is the last opportunity for holders of Convertible Preference shares to convert those shares into fully paid Ordinary shares of 25p each ('Ordinary shares') and following this all Convertible Preference shares will be redeemed. Accordingly, as required by the Company's Articles of Association, there are attached a Notice of the right of conversion of the Convertible Preference shares (in Appendix 1) and a separate Notice in respect of the redemption of the Convertible Preference shares (in Appendix 2).

Yours faithfully

APPENDIX 1

NOTICE OF RIGHT OF CONVERSION ON THE BASIS OF 36.3636 ORDINARY SHARES FOR EVERY 100 CONVERTIBLE PREFERENCE SHARES

In accordance with Articles 4(3) of the Company Articles of Association, the Company hereby gives you notice that on 7th July 2003 (the 'Conversion Date') you have the right to convert your Convertible Preference shares into Ordinary shares. The basis of conversion is 36.3636 Ordinary shares for every 100 Convertible Preference shares. **This is the last opportunity for conversion as the Convertible Preference shares will be redeemed for cash on 31st July 2003.**

The procedures for exercising your right of conversion are set out below and will depend on whether your Convertible Preference shares are (or will be) held by you on the Conversion Date in uncertificated form or certificated form, and this will be determined by reference to the Register of Members as at the close of business on the Conversion Date.

Conversion Terms

You may choose at your discretion whether or not to exercise your right of conversion. If you decide to convert, the conversion rate is:

For every 100 Convertible Preference shares converted 36.3636 Ordinary shares and so in proportion for any greater or lesser number of Convertible Preference shares.

As has been the practice of recent years, conversion will be effected this year by means of consolidation and sub-division and fractional entitlements to Ordinary shares will, in accordance with the Company's Articles of Association, be disregarded.

Dividends

The preferential dividend of 7.5p (net) per Convertible Preference share per annum is payable half-yearly in equal instalments on 6th January and 6th July (or if such date is a Saturday, Sunday or public holiday, on the next day which is not such a day). Any Convertible Preference shares converted into Ordinary shares on 7th July will cease to carry any right to a preferential dividend after conversion. Holders of Convertible Preference shares on the Register of Members at the close of business on 6th June 2002 will be entitled to receive the preferential dividend payable on 7th July 2003.

The Ordinary shares resulting from conversion will carry the right to receive all dividends and other distributions made, paid or declared on Ordinary shares in respect of a record date after 7th July 2003 and such Ordinary shares shall otherwise rank *pari passu* in all respects with the other Ordinary shares then in issue.

Financial Information

The following income and capital comparisons are based on the conversion of a holding of 100 Convertible Preference shares into 36.3636 Ordinary shares and may be helpful to you and your advisers in considering whether or not to exercise your right of conversion.

(i) **Income Comparison**

Dividend on 100 Convertible Preference shares at 7.5 per cent per annum	£7.50
Dividend* on 36.3636 Ordinary shares	£Nil

* It should be noted that for the year ended 4th January 2003 no Ordinary dividend was paid and the Directors have stated that it is their intention to return to a policy of progressive dividend payments when the circumstances permit.

The above figure excludes any tax credit which may be available to certain shareholders.

(ii) **Capital Valuation**

Capital value of 100 Convertible Preference shares at 100p† per share £100.00

Capital value of 36.3636 Ordinary shares at 70p† per share £25.45

† The prices used in the above comparison are based on the middle market closing prices, as derived from the London Stock Exchange Daily Official List for 30th May 2003, the latest practicable date before the despatch of this circular. These capital values are subject to stock market movements and may change during the period of conversion.

(iii) **Market Values**

	Ordinary shares	**Convertible Preference shares**
2nd December 2002	62.00p	95.75p
2nd January 2003	57.50p	93.00p
3rd February 2003	58.00p	95.25p
3rd March 2003	37.00p	93.75p
1st April 2003	49.00p	98.50p
1st May 2003	60.00p	99.00p
30th May 2003	70.00p	100.00p

These figures are the middle market closing prices as derived from the London Stock Exchange Daily Official List.

Procedure for Conversion

1. Certificated Shareholdings

If you decide to convert all or some of your Convertible Preference shares into Ordinary shares and you hold those Convertible Preference shares on the Conversion Date in certificated form you should complete and sign the Conversion Notice on the reverse of each share certificate relating to the Convertible Preference shares which you wish to convert. In the case of a joint shareholding all joint shareholders must sign the Conversion Notice. If you wish to convert some but not all the Convertible Preference shares represented by a share certificate you can do so by inserting the requisite number in the first paragraph of the Conversion Notice. Once you have lodged a Conversion Notice it may not be withdrawn without the consent in writing of the Company.

The share certificate(s) with the completed and signed Conversion Notice(s) must be forwarded, to the New Issues Department, Capita Registrars, PO Box 166, Beckenham, Kent BR3 4TU so as not to arrive no earlier than 9th June 2003 and no later than 7th July 2003.

All enquiries should be made to the Company's Registrars, Capita Registrars on telephone number 0870 162 3100.

If you have lost your share certificate(s) for the Convertible Preference shares, but wish to exercise your right to convert, you will need to complete a letter of indemnity and return it to the Company's Registrars at the address mentioned above together with your request to convert by no later than 7th July 2003. Standard letters of indemnity are available from the Company's Registrars. You will have to secure a counter signature from either a bank, insurance company or guarantee company and you may have to pay an administration charge in this respect.

If you decide not to convert any Convertible Preference shares you need not take any action.

Despatch of share certificates

Ordinary shares arising on conversion will be allotted on 7th July 2003 and share certificates for the Ordinary shares together with share certificates for any balance of Convertible Preference shares comprised in the certificate surrendered will be despatched at each shareholder's risk by first class mail on or before 18th July 2003. Pending despatch of share

treated as valid and effective mandates to the Company for the payment of dividends on Ordinary shares issued on conversion.

2. Uncertificated Shareholdings

If you decide to convert all or some of your Convertible Preference shares into Ordinary shares and you hold the Convertible Preference shares on the Conversion Date in uncertificated form and you wish to convert all or some of these Convertible Preference shares into Ordinary shares using the CREST system, an 'Uncertificated Conversion Notice' (as defined below) must be received as indicated below at any time during the period up to and including 7th July 2003 (the 'Conversion Period').

CREST members and (where applicable) their CREST sponsors who wish to exercise their right of conversion should refer to the CREST Manual for further information on the CREST procedures referred to below.

CREST sponsored members should refer this notice to their CREST sponsor, to enable their CREST sponsor to take the necessary action specified below to exercise their right of conversion.

Under the Articles of Association of the Company the Directors are entitled to prescribe the form of instruction or notification that must be received during the Conversion Period to effect the conversion of the Convertible Preference shares held in uncertificated form. Such instruction or notification is referred to as an 'Uncertificated Conversion Notice' (the 'Notice'). The Directors may also prescribe or determine the person who must receive the Notice in order for it to be valid, any relevant terms and conditions and when it is to be treated as received for these purposes.

In relation to the Conversion Period ending on 7th July 2003 the Directors have prescribed and determined as follows:

The prescribed form of Notice is an unmatched Stock Event (USE) instruction which, on its settlement, will have the effect of crediting a stock account of the Company's Registrars, under the participant ID and member account ID specified below, with the number of Convertible Preference shares to be converted.

The USE instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i) the number of Convertible Preference shares to be converted;

(ii) the participant ID of the holder of the Convertible Preference shares;

(iii) the member account ID of the holder of the Convertible Preference shares from which the Convertible Preference shares are to be debited;

(iv) the participant ID of the Company's Registrars, Capita Registrars. This is RA10;

(v) the member account ID of the Registrars. This is MORGANCR;

(vi) the corporate action number. This allocated by CRESTCo and can be found by visiting the relevant Corporate Actions details in CREST;

(vii) the corporate action ISN. This is GB0006029127;

(viii) the Intended Settlement Date. This must be on or before 7th July 2003; and

(ix) standard delivery priority set to 80.

CREST members and (where applicable) their CREST sponsors should note that the latest time at which a USE instruction may settle on 7th July 2003 is 3.00 pm on that date (the CREST deadline for settlement).

CREST members and (where applicable) CREST sponsors should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of a USE instruction and its settlement in connection with the conversion of Convertible Preference shares held in CREST. It is the responsibility of the CREST members concerned to take (or, where applicable, to procure that their CREST sponsor takes) such action as shall be necessary to ensure that a USE instruction settles by 3.00 pm on 7th July 2003. In this connection CREST members and (where applicable) their CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

CREST members who submit a valid Notice in accordance with the above procedures will thereby request that the Ordinary shares to which they will become entitled be issued to them on the terms set out in this document and subject to the Memorandum and Articles of Association of the Company.

The Company may at its sole discretion:

(a) treat as valid (and binding on the CREST member concerned) a Notice which does not comply in all respects with the requirements as to validity set out or referred to above;

(b) accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid Notice in substitution for or in addition to a USE instruction and subject to such further terms and conditions as the Company may determine;

(c) treat a properly authenticated dematerialised instruction (the 'first instruction') as not constituting a valid Notice if, at the time at which the Company's Registrars receive a properly authenticated dematerialised instruction giving details of the first instruction, either the Company or the Company's Registrars have received actual notice from CRESTCo of any of the matters specified in Regulation [29(5)(a)] of the Uncertificated Securities Regulations 2001 in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(d) accept and alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for settlement of a USE instruction or any alternative instruction or notification, in the event that, for reasons or due to circumstances outside the control of any CREST member or (where applicable) a CREST sponsor, the CREST member is unable validly to exercise his right of conversion by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or any part of the facilities and/or systems operated by the Company's Registrars in connection with CREST.

All enquiries should be made to the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, either by telephone on 0870 162 3100 or in writing at the aforementioned address.

If you exercise your right of conversion this year, Ordinary shares arising on conversion will be issued to you in uncertificated form. The Registrars will, on or prior to 18th July 2003, instruct CRESTCo to credit your appropriate stock account (being a stock account under the [illegible] specified in your Uncertificated Conversion Notice) with the

Notwithstanding the above, if the Company in its absolute discretion (and for any reason) so determines all or any of the Ordinary shares to which you are entitled on conversion may be issued to you in certificated form.

If you decide not to convert any Convertible Preference shares you need not take any action.

United Kingdom Taxation

On the basis of current legislation, the exercise of conversion rights should not give rise to a liability to United Kingdom tax on capital gains (except to a minimal extent, on any sale of fractional entitlements). A liability to such tax may arise, however, on any subsequent disposal of Ordinary shares acquired on conversion. The Ordinary shares acquired on conversion will be treated as the same asset, acquired at the same time as the original Convertible Preference shares. Allowable expenditure on Convertible Preference shares for the purpose of United Kingdom tax on capital gains, after taking account of any sale of fractional entitlements, will form part of the base cost of the new Ordinary shares acquired pursuant to the exercise of conversion rights.

Any holder of Convertible Preference shares who is in any doubt about his tax position or who is a dealer in such shares or is subject to tax in any other jurisdiction should consult his independent professional adviser immediately.

Stock Exchange Listing

Application will be made to the Financial Services Authority and the London Stock Exchange for the Ordinary shares to be issued on conversion of the Convertible Preference shares to be admitted to the Official List and to trading on the London Stock Exchange. It is expected that listing will become effective and dealings will commence on 18th July 2003.

Subsequent Conversion Rights

This is the **last** opportunity for holders of Convertible Preference shares to convert such shares into Ordinary shares. The Convertible Preference shares will be redeemed for cash on 31st July 2003.

This Notice is sent pursuant to the Company's Articles of Association and is not to be taken as a recommendation to holders of Convertible Preference shares either to convert or not to convert any or all of their Convertible Preference shares. If you are in any doubt as to the action to be taken you should consult your independent professional adviser immediately.

APPENDIX 2

NOTICE OF REDEMPTION OF CONVERTIBLE PREFERENCE SHARES

Notice is hereby given to the holders of the Convertible Preference shares that pursuant to Article 4(4) of the Company's Articles of Association, the redemption date of the Convertible Preference shares will be 31st July 2003 (the 'Redemption Date'). On this date the Convertible Preference shares in issue at that time will be redeemed in full at their nominal value of £1 each. From and after the Redemption Date the Convertible Preference Shares will cease to be in issue.

In addition to the redemption monies, the Company's Articles of Association also provide that any accrued dividend on the Convertible Preference shares up to and including the Redemption Date will be payable.

Action to be taken

If you hold your Convertible Preference shares in certificated form you should send your certificate to the Company's Registrars, Capita Registrars at the New Issues Department, Capita Registrars, PO Box 166, Beckenham. Kent BR3 4TU so as to arrive no later than 31st July 2003. If you have lost your share certificate(s) for the Convertible Preference shares, you will need to complete a letter of indemnity and return it to the Company's Registrars at the address mentioned above by no later than 31st July 2003. Standard letters of indemnity are available from the Company's Registrars. You will have to secure a counter signature from either a bank, insurance company or guarantee company and you may have to pay an administration charge in this respect.

If you hold your Convertible Preference shares in uncertificated form your Convertible Preference shares will be redeemed automatically and you need not take any action in this respect.

Despatch of cheques

Subject, in the case of Convertible Preference shares held in certificated form, to receipt of the relevant certificate or letter of indemnity no later than 31st July 2003, cheques for redemption monies in respect of Convertible Preference shares will be despatched to holders of Convertible Preference shares at their own risk by 14th August 2003. In the case of joint shareholders, cheques will be posted to the registered address of the first named holder on the Company's register at their own risk.

In respect of Convertible Preference shares held in certificated form where the relevant certificate or letter of indemnity has not been received by 31st July 2003 cheques for the redemption monies will be despatched (at the holders risk) as soon as possible after receipt of such certificate or letter of indemnity.

In accordance with London market practice, any holder who sells or transfers Convertible Preference shares on or shortly before the Redemption Date, but who remains on the register of members at that date, may be obliged to account for redemption proceeds to the purchaser or transferee.

Further information

All enquiries regarding redemption of the convertible Preference shares should be made to the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, either by telephone on 0870 162 3100 or in writing at the aforementioned address.

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Full Text Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	15:05 9 Jun 2003
Number	0946M

The Morgan Crucible Company plc announces that one of its Directors, Mr Richard Perle, did not seek re-election as a Director at the Company's Annual General Meeting held on Friday, 6th June 2003 and therefore ceased to be a Director of the Company as of that date.

END

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action you should take with regard to this document, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other professional independent adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each in The Morgan Crucible Company plc, you should send this document together with the accompanying proxy card to the stockbroker or other agent through whom you made the sale or transfer for transmission to the purchaser or transferee.


Morgan

THE MORGAN CRUCIBLE COMPANY PLC

(Registered in England No. 286773)

Registered Office:
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

6th June 2003

To holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares ('Third Preference shares').

Dear Shareholder,

Class Meeting of Holders of Third Preference Shares

The Separate Class Meeting of holders of Third Preference shares which was convened for 6th June 2003 stands adjourned pursuant to Articles 8 and 72 of the Articles of Association of the Company as no effective quorum was present at the Meeting.

The Meeting will now be held at Morgan House, Madeira Walk, Windsor, Berkshire, SL4 1EP at 10.00am on 23rd June 2003 and Notice of the adjourned Meeting is on the reverse of this letter.

You are referred to the letter to Shareholders dated 14th May 2003 which included an explanation of the subject matter of the Meeting. If you require a further copy of this letter please apply to the Company Secretary at the above address.

A form of proxy for use at this Meeting is enclosed although you should note that any proxy sent for use at the original Meeting is valid at the adjourned Meeting unless revoked or superseded by a further proxy.

Pursuant to the Articles of Association of the Company the Members present at this adjourned Meeting, in person or by proxy and entitled to vote, will be a quorum irrespective of the number of Third Preference shares held by them.

Yours faithfully,

D J COKER
Secretary

THE MORGAN CRUCIBLE COMPANY PLC

NOTICE OF ADJOURNED SEPARATE CLASS MEETING OF THE HOLDERS OF 7.5P (NET) CUMULATIVE CONVERTIBLE REDEEMABLE THIRD PREFERENCE SHARES OF £1 EACH

NOTICE IS HEREBY GIVEN that the adjourned Separate Class Meeting of the holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each in the Company (which was originally convened for 6th June 2003) will be held at Morgan House, Madeira Walk, Windsor, Berkshire, SL4 1EP on 23rd June 2003 at 10.00am for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution:-

EXTRAORDINARY RESOLUTION

'THAT this meeting of the holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each ('Third Preference shares') sanctions the purchase and cancellation by the Company of Ordinary shares of 25p each in the capital of the Company and each and every contract entered into to purchase such shares, pursuant to the authority contained in Special Resolution No. 9 set out in the Notice of Annual General Meeting of the Company dated 14th May 2003 up to a maximum amount of 34,775,834 Ordinary shares.'

Registered Office:
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

By Order of the Board
D.J. Coker
Secretary

6th June 2003

Notes:

1. A member of the Company entitled to attend and vote at the Meeting may appoint in writing a proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. Pursuant to Article 8 of the Articles of Association of the Company the members present at the adjourned meeting shall form a quorum irrespective of the number of shares held by them.

3. Members (and any proxies or representatives they appoint) agree, by attending the Meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at the Meeting.

4. A pre-paid form of proxy is enclosed with this document. The form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, should be sent to the Company's Registrars, Capita Registrars (Proxies), P.O. Box 25, Beckenham, Kent BR3 4BR, so as to arrive at least 48 hours before the time of the Meeting.

5. Members who have returned forms of proxy are not thereby precluded from attending the Meeting and voting in person if they so wish.

6. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those holders of Third Preference shares registered in the relevant register of securities of the Company as at 6.00pm on 20th June 2003 (or, in the event that the Meeting is adjourned, in the register of relevant securities as at 6.00pm on the day which is two days before the day of the adjourned meeting) shall be entitled to attend and vote at the Meeting in respect of the number of Third Preference shares registered in their names at that time. Changes to entries on the relevant register of securities after 6.00pm on 20th June 2003 (or, in the event that the Meeting is adjourned, in the relevant register of securities after 6.00pm on the day which is two days before the day of the adjourned meeting) shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

Form of Proxy

(For use by holders of 7.5p (net) Cumulative Convertible Redeemable Preference shares for the Adjourned Class Meeting)

The Morgan Crucible Company plc

I/We the undersigned being a member(s) of the above Company hereby appoint the Chairman of the Meeting

(See Note 1 below).. as my/our proxy to vote, in the event of a poll, for me/us on my/our behalf at the Adjourned Class Meeting of the Company to be held on 23rd June 2003 at 10.00 a.m. at Morgan House, Madeira Walk, Windsor, Berkshire SL4 1EP and at any adjournment thereof.

I/We desire my/our said proxy:

1. To vote on the resolution set out in the Notice of Meeting in the manner indicated by an 'X' in the appropriate space.
2. To vote or abstain from voting on any other resolutions (including amendments to any resolution) which may be properly moved at the Meeting and at any adjournment thereof as he thinks fit.

Extraordinary Resolution	**For**	**Against**
1. To approve the market buy back of Ordinary shares		

Please indicate with an 'X' in the space above how you wish to vote at the Meeting. When no 'X' is inserted the proxy will at his discretion vote as he thinks fit or abstain from voting.

Date ....2003 Signature ....

NOTES

1 If you wish to appoint a proxy other than the Chairman of the Meeting, please delete the words 'the Chairman of the Meeting' and substitute the name of your choice who need not be a member of the Company.

2 To be valid, this form of proxy must be deposited at the offices of the Company's Registrar, Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR at least 48 hours before the time for holding the Meeting.

3 In the case of joint accounts, one holder may sign the proxy form. The vote of the senior who tenders a vote will be taken to the exclusion of all others.

4 In the case of a corporation, this form must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

5 In the case of joint holders of shares any one of such holders may vote at the Meeting, either personally or by proxy, in respect of those shares, and if more than one of such joint holders is present at the Meeting, either personally or by proxy, the joint holder whose name stands first on the register as one of such holders shall be entitled to vote in respect thereof.

6 Completion and return of this proxy will not preclude you from attending and voting at the Meeting should you wish to do so.

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BUSINESS REPLY SERVICE
Licence No. MB 122

2

Capita Registrars (Proxies)
PO Box 25
BECKENHAM
Kent
BR3 4BR

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